UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)

Unrivaled Brands, Inc.
(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

91532E 105

(CUSIP Number)

July 1, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91532E 105

1.	Names of Reporting Persons Ravello Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Organized under laws of the State of Nevada

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 24,881,709
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 24,881,709
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,881,709
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5%
12.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 91532E 105

Item 1.	Security and Issuer.

	(a)	Name of Issuer
Unrivaled Brands, Inc.

	(b)	Address of Issuer's Principal Executive Offices
3242 S. Halladay St., Suite 202, Santa Ana, California 92705

Item 2.	Identity and Background.

	(a)	Name of Persons Filing
Ravello Group, LLC (the "Reporting Person")

	(b)	Address of Principal Business Office or, if none, Residence
The principal business address for the Reporting Person is: 2618 San Miguel Dr. #480 Newport Beach, California 92660

	(c)	Citizenship
The Reporting Person is a Nevada limited liability company.

	(d)	Title of Class of Securities
Common Stock, $0.001 par value per share

	(e)	CUSIP No.
91532E 105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 24,881,709 shares of Common Stock

(b)	Percent of class: 5.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 24,881,709 shares of Common Stock

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 24,881,709 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

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CUSIP No. 91532E 105

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Sec. 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Ravello Group, LLC

Dated: August 10, 2021	By:	/s/ Brady Costello
	Name:	Brady Costello
	Title:	Manager

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